Exhibit 18

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on October 29, 2009

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Cash Store Financial Shares”) of The Cash Store Financial Services Inc. (“Cash Store Financial”) will be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1 on Wednesday, October 29, 2009 at 10:00 a.m. (Edmonton time) for the following purposes:

(a)                                  to elect the directors of Cash Store Financial;

(b)                                 to appoint the auditors of Cash Store Financial and to authorize the directors to fix their remuneration; and

(c)                                  to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Cash Store Financial Shares of record at the close of business on September 19, 2009 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Cash Store Financial Shares subsequent to such date will be entitled to vote such Cash Store Financial Shares, instead of the holder of record on September 19, 2009, upon making a written request, not later than 10 days preceding the date of the Meeting, to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, to be included on the list of holders of Cash Store Financial Shares entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Cash Store Financial Shares.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. at or prior to 10:00 a.m. (Edmonton time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Edmonton, Alberta) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Edmonton, Alberta this 28th day of August, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.

(signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer